Exhibit 12.1

Masimo Corporation

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three months ended March 31, 2012	Fiscal Year Ended
		December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007
Ratio of earnings to fixed charges:
Income before provision for income taxes	$21,746	$86,531	$107,569	$82,180	$72,391	$68,122
Fixed charges	551	1,910	1,941	1,768	2,435	3,831
Noncontrolling interests’ pre-tax (income) loss	14	(58)	(676)	(1,159)	—	—

Total earnings	$22,311	$88,383	$108,834	$82,789	$74,826	$71,953

Fixed charges
Interest expensed	$30	$116	$23	$75	$753	$2,475
Estimate of interest within rental expense	521	1,794	1,918	1,693	1,682	1,356

Total fixed charges	$551	$1,910	$1,941	$1,768	$2,435	$3,831

Ratio of earnings to fixed charges	40.49	46.27	56.07	46.83	30.73	18.78

Ratio of earnings to fixed charges and preferred stock dividends:
Income before provision for income taxes	$21,746	$86,531	$107,569	$82,180	$72,391	$68,122
Fixed charges and preferred stock dividends	551	1,910	1,941	1,768	2,435	11,629
Noncontrolling interests’ pre-tax (income) loss	14	(58)	(676)	(1,159)	—	—

Total earnings	$22,311	$88,383	$108,834	$82,789	$74,826	$79,751

Fixed charges and preferred stock dividends
Interest expensed	$30	$116	$23	$75	$753	$2,475
Estimate of interest within rental expense	521	1,794	1,918	1,693	1,682	1,356
Preferred stock dividend requirement	—	—	—	—	—	7,798

Total fixed charges and preferred stock dividends	$551	$1,910	$1,941	$1,768	$2,435	$11,629

Ratio of earnings to fixed charges and preferred stock dividends	40.49	46.27	56.07	46.83	30.73	6.86